UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO § 240.13d-2(a)

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

75626X103

(CUSIP Number)

Brian Fleischmann

Hexagon Investments, Inc.

730 17th Street, Suite 800

Denver, CO 80202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	Names of Reporting Persons Hexagon Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,750,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,750,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,750,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 13.1%(1)

14	Type of Reporting Person (See Instructions) CO

(1)   Based on 13,292,334 shares of Common Stock of the Issuer outstanding, which equals 9,284,000 shares outstanding as of September 30, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 16, 2009) plus 4,008,334 shares of Common Stock issued thereafter (as reported in the Issuer’s Current Reports on Form 8-K dated November 6, 2009, November 16, 2009, November 25, 2009, December 4, 2009, ..January 19, 2010, February 26, 2010, March 8, 2010 and March 19, 2010).  Also, the Issuer disclosed in its Current Report on Form 8-K dated March 19, 2010 that, as of such date, Hexagon Investments, LLC beneficially owned 13.1% of the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Recovery Energy, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 1515 Wynkoop Street, Suite 200, Denver, Colorado 80202.

Item 2.	Identity and Background

(a)                                  This Schedule 13D is filed by Hexagon Investments, LLC (“Hexagon”), a Colorado limited liability company.

Hexagon Investments, Inc., a Colorado corporation, is the sole managing member of Hexagon.  Scott Reiman, Roy Reiman, Brian Fleischmann and Michael Hipp are officers and directors of Hexagon Investments, Inc.  Troy Hildebrandt is an officer of Hexagon Investments, Inc. (together with Scott Reiman, Roy Reiman, Brian Fleischmann and Michael Hipp, the “Officers and Directors”)

(b)                                 The business address of Hexagon, Hexagon Investments, Inc., Scott Reiman and Brian Fleischmann is 730 17th Street, Suite 800, Denver, Colorado 80202.  The business address of Michael Hipp, Roy Reiman and Troy Hildebrandt is 115 South 84th Street, Suite 221, Milwaukee, Wisconsin 53214.

(c)                                  The principal business of Hexagon and Hexagon Investments, Inc. is the investment in and management of assets.  Scott Reiman is the president and director of Hexagon Investments, Inc.  Roy Reiman is an executive vice president and director of Hexagon Investments, Inc.  Michael Hipp is the executive vice president and director of Hexagon Investments, Inc.  Brian Fleischmann is an executive vice president and director of Hexagon Investments, Inc.  Troy Hildebrandt is the director of tax of Hexagon Investments, Inc.

(d)                                 During the last five years, none of Hexagon, Hexagon Investments, Inc. or the Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of Hexagon, Hexagon Investments, Inc. or the Officers and Directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Hexagon is a Colorado limited liability company.  Hexagon Investments, Inc. is a Colorado corporation.  Each of the Officers and Directors is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On February 26, 2010, Hexagon acquired 1,000,000 shares of Common Stock of the Issuer in connection with the entry by the issuer into a credit agreement with Hexagon.  On March 25, 2010, Hexagon acquired 750,000 shares of Common Stock of the Issuer in connection with the entry by the Issuer into a credit agreement with Hexagon.  The transaction is more fully described in Item 4 below.

Item 4.	Purpose of Transaction

On February 26, 2010 the Issuer entered into a credit agreement with Hexagon effective as of January 29, 2010 to finance 100% of the purchase of certain properties.  The purchase price was $4,500,000 cash.  The loan bears annual interest of 15%, will mature on December 1, 2010 and is secured by mortgages on the properties.  Hexagon received 1,000,000 shares of the Issuer’s Common Stock in connection with the financing.  Hexagon shall have the right to cause the sale of the properties and use the proceeds to repay the loan at any time after

October 29, 2010 if the Issuer has not completed a private equity sale by that date sufficient to repay the loan in full on or before December 1, 2010.  The credit agreement contains customary terms such as representations and warranties and indemnification.

On March 19, 2010, the Issuer entered a purchase and sale agreement pursuant to which it purchased certain properties from Edward Mike Davis, LLC.  In connection with the closing on March 25, 2010, the Issuer entered into a credit agreement with Hexagon to finance the $6,000,000 cash portion of the purchase price. The loan bears annual interest of 15%, will mature on December 1, 2010 and is secured by mortgages on the acquired properties. Hexagon received 750,000 shares of the Issuer’s Common Stock in connection with the financing. Hexagon shall have the right to cause the sale of the mortgaged properties and use the proceeds to repay the loan at any time after October 29, 2010 if the Issuer has not completed a private equity sale by that date sufficient to repay the loan in full on or before December 1, 2010. The credit agreement contains customary terms such as representations and warranties and indemnification.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date hereof, Hexagon is the direct beneficial owner of 1,750,000 shares of Common Stock of the Issuer, all of which were acquired by Hexagon in connection with the transactions described in Item 4.  As the sole managing member of Hexagon, Hexagon Investments, Inc. may be deemed to be the indirect beneficial owner of all of the 1,750,000 shares of Common Stock beneficially owned directly by Hexagon.  The Officers and Directors of Hexagon Investments, Inc. may be deemed to be the indirect beneficial owner of all of the 1,750,000 shares of Common Stock beneficially owned directly by Hexagon

The 1,750,000 shares of Common Stock of the Issuer beneficially owned directly by Hexagon, and that may be deemed beneficially owned indirectly by Hexagon Investments, Inc. and the Officers and Directors represent approximately 13.1% of the shares of outstanding Common Stock of the Issuer based on 13,292,334 shares of Common Stock of the Issuer outstanding, which equals 9,284,000 shares outstanding as of September 30, 2009 (as reported in the Issuer’s Quarterly Report on Form 10-Q, filed on November 16, 2009) plus 4,008,334 shares of Common Stock issued thereafter (as reported in the Issuer’s Current Reports on Form 8-K dated November 6, 2009, November 16, 2009, November 25, 2009, December 4, 2009, .January 19, 2010, February 26, 2010, March 8, 2010 and March 19, 2010).

(b)                                 Hexagon holds the sole power to vote and dispose of the 1,750,000 shares of Common Stock of the Issuer beneficially owned directly by Hexagon; and, Hexagon Investments, Inc. as the manager of Hexagon holds the sole power and authority to vote and dispose of the 1,750,000 shares of Common Stock of the Issuer beneficially owned directly by Hexagon.

(c)                                  Other than the transactions described in Item 4 above and Item 6 below, none of Hexagon, Hexagon Investments, Inc. or the Officers and Directors has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)                                 Except as specifically set forth in this Item 5, to the knowledge of Hexagon, no person other than Hexagon and Hexagon Investments, Inc. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by Hexagon, Hexagon Investments, Inc. and the Officers and Directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among Hexagon and any other person with respect to the securities of the Issuer.

See the description of the transactions described in Item 4 which is hereby incorporated by reference into this Item 6 of this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

1. Credit Agreement dated March 25, 2010 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on March 25, 2010).

2. Credit Agreement dated as of January 29, 2010 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on March 4, 2010).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2010	HEXAGON INVESTMENTS, LLC

	By:	Hexagon Investments, Inc.

	By:	/s/ Brian Fleischmann
	Name:	Brian Fleischmann
	Title:	Executive Vice President